June 16, 2010

VIA EDGAR CORRESPONDENCE

H. Christopher Owings

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Higher One Holdings, Inc.

Registration Statement on Form S-1

(File No. 333-165673)

Dear Mr. Owings:

In response to a request received orally this afternoon from the staff of the Securities and Exchange Commission (the “SEC”) and on behalf of Higher One Holdings, Inc. (the “Company”), we are submitting this letter to inform you of the pricing terms relating to the Company’s initial public offering. The Company expects (i) that it will issue and sell 3,103,822 shares of its common stock, (ii) the selling stockholders will sell an aggregate of 5,896,178 shares of the Company’s common stock, and (iii) the initial public offering price per share will be $12.00. These pricing terms reflect a reduction from both the estimated price range of $15.00-$17.00 per share and the share volume of an aggregate of 14,250,000 shares included in the registration statement.

In accordance with Rule 430A under the Securities Act of 1933, as amended (the “Securities Act”), and the instructions thereto, the Company intends to include the above referenced pricing information in a form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act. The Company does not believe the decreases in share volume and public offering price materially change the disclosure contained in the registration statement that was declared effective. In particular, the Company notes that the number of primary shares being issued and sold in the offering remains

H. Christopher Owings, p. 2

unchanged from the number included in the registration statement. While the proceeds to the Company will be less than the proceeds originally anticipated due to the reduction in the per share price, the Company will receive proceeds that are more than sufficient to fund the specific uses described under the heading “Use of Proceeds” in the prospectus. The reduction in proceeds to the Company will only affect the amount of proceeds the Company had expected to use for general corporate purposes. Moreover, the Company’s liquidity position is positive and it expects to continue to generate positive cash flow over the foreseeable future. Consequently, the Company views the reduction in its proceeds to be immaterial.

The Company does not expect the reduction in the aggregate number shares being sold by the selling stockholders to materially change the percentage ownership of the selling stockholders relative to each other or to otherwise materially alter the ownership structure of the Company as disclosed in the registration statement at the time it became effective. The 5% Stockholders and executive officers and directors have all agreed to reduce their participation in the offering on a ratable basis, such that their relative shareholdings will not be materially affected. Each other selling stockholder has been asked to confirm its interest in participating in the offering at a proportionally reduced level such that each of them will continue to contribute the same proportion of the shares being sold in the offering. To the extent that any such other stockholder does not participate, the 5% Stockholders have agreed to sell additional shares in the offering to cover the shortfall and to ensure that the aggregate number of secondary shares in the offering will be 5,896,178. Because of the limited shareholdings of the selling stockholders, other than the 5% Stockholders, any additional shares contributed to the offering by the largest stockholders would not materially affect the relative percentage shareholdings or otherwise materially alter the ownership structure of the Company.

In light of the foregoing, the Company believes the changes in share volume and price do not materially change the disclosure in the registration statement at the time it became effective.

H. Christopher Owings, p. 3

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Please do not hesitate to contact the undersigned at (212) 225-2632 with any questions or comments regarding this letter.

Very truly yours,

/s/ David Lopez
David Lopez

cc:	Brigitte Lippmann

Robert W. Errett

Securities and Exchange Commission

Thomas Kavanaugh

Higher One Holdings, Inc.

Jay Clayton

Sullivan & Cromwell LLP